Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

SPIRIT AIRLINES, INC.

at

$30.00 Net Per Share

by

SUNDOWN ACQUISITION CORP.,

a wholly-owned subsidiary

of

JETBLUE AIRWAYS CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 30, 2022, UNLESS THE OFFER IS EXTENDED.

Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (together with its subsidiaries, “JetBlue,” “we,” “our” or “us”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Consummation of the Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined in this Offer to Purchase) a number of Shares which, together with any Shares then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis; (ii) the Agreement and Plan of Merger, dated February 5, 2022 (as amended from time to time, the “Frontier Merger Agreement”), among Spirit, Top Gun Acquisition Corp., a Delaware corporation (“Frontier Merger Sub”), and Frontier Group Holdings, Inc., a Delaware corporation, having been validly terminated in accordance with its terms; (iii) the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby; (iv) JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Spirit surviving as a wholly-owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the Offer, and such merger agreement having not been terminated and the conditions to effecting the Potential Merger (as defined in this Offer to Purchase) pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer; (v) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any customary timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated; (vi) all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations required to be obtained from, or delivered to, as applicable, the U.S. Federal Aviation Administration, the U.S. Department of

Transportation, and the Federal Communications Commission in connection with the consummation of the Offer having been obtained or delivered, as applicable; (vii) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by this Offer to Purchase having been obtained; (viii) there not having occurred any change, event, circumstance, development, condition, occurrence or effect that, in the reasonable judgment of JetBlue has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined in this Offer to Purchase); (ix) Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of JetBlue, the Purchaser’s or JetBlue’s ability to acquire the Shares or Spirit or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit; and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL. Other conditions to the Offer are described in the “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions of the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date (as defined in this Offer to Purchase).

Consummation of the Offer is not subject to any financing condition.

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the board of directors of Spirit (the “Spirit Board”) has refused to meaningfully engage with us with respect to our proposal to acquire all of the outstanding Shares for $33.00 per Share in cash, initially made on March 29, 2022, which we believe was clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Although, under the terms of the Frontier Merger Agreement the Spirit Board is permitted to engage in discussions with us since they determined our proposal could reasonably be expected to result in a Superior Proposal (as defined in the Frontier Merger Agreement), the Spirit Board has refused to meaningfully engage with JetBlue with respect to a negotiated transaction. Given the unwillingness of the Spirit Board to share necessary diligence information or negotiate in good faith with us, the price per Share in our Offer is less than the price that we had initially offered to the Spirit Board on March 29, 2022. If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares for $33.00 per Share in cash, subject to receiving the information to support the higher price. Because we believe our proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Spirit and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by us and Spirit and specified in such merger agreement.

The Offer has not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

May 16, 2022

2

IMPORTANT

Any stockholder of Spirit who desires to tender all or a portion of such stockholder’s Shares in the Offer should either: (i) complete and sign the accompanying Letter of Transmittal or a manually signed facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Procedure for Tendering Shares”; or (ii) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the Expiration Date, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Procedure for Tendering Shares.”

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, our information agent for the Offer (“Innisfree”), at Innisfree’s telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the Letter of Transmittal and all other related materials may be directed to Innisfree or your brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Additionally, this Offer to Purchase, the Letter of Transmittal and other materials relating to the Offer may be found at https://www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies for any meeting of the stockholders of Spirit, including our solicitation of proxies to be used at the special meeting of Spirit stockholders scheduled to be held on June 10, 2022 (the “Special Meeting”) in connection with the Proposed Frontier Transaction and any other matter to be considered at the Special Meeting. Any solicitation of proxies has been or will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Unless your Shares are accepted for payment pursuant to the terms and conditions of the Offer prior to the Special Meeting, tendering your Shares pursuant to the Offer will not grant us your proxy with respect to the Special Meeting and is not the same as a vote against the matters to be voted upon at the Special Meeting. For more information on our proxy solicitation with respect to the Special Meeting, please read the definitive proxy statement we will file with the SEC and mail to the Spirit stockholders in opposition to the Proposed Frontier Transaction and other related documents we file with the SEC.

3

4

SUMMARY TERM SHEET

Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The following are certain questions you may have as a Spirit stockholder and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning Spirit or Frontier Group Holdings, Inc., a Delaware corporation (“Frontier”), contained herein and elsewhere in this Offer to Purchase has been taken from or is based upon publicly available documents or records of Spirit or Frontier on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. We have not independently verified the accuracy and completeness of such information. We have no knowledge that would indicate that any statements contained herein relating to Spirit or Frontier taken from or based upon such documents and records are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to JetBlue and its subsidiaries (including the Purchaser), collectively.

Who is offering to buy my securities?

The Purchaser, Sundown Acquisition Corp., is a Delaware corporation formed for the purpose of making the Offer to acquire the Shares subject to the terms and conditions set forth herein. The Purchaser is a direct wholly-owned subsidiary of JetBlue. JetBlue is a publicly-traded airline which provides award-winning service and a distinctive flying experience — the “JetBlue Experience” — and serves over 100 destinations across the United States, the Caribbean and Latin America, and between New York and London. See “The Offer — Section 9 — Certain Information Concerning JetBlue and Purchaser.”

What are you offering to purchase?

We are offering to acquire all of the outstanding Shares. We refer to one share of Spirit common stock as a “Share.” See “Introduction.”

How much are you offering to pay for my Shares?

We are offering to pay you $30.00 per Share, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

On February 7, 2022, Spirit and Frontier announced that they had entered into that certain Agreement and Plan of Merger, dated February 5, 2022 (as amended from time to time, the “Frontier Merger Agreement”), among Spirit, Top Gun Acquisition Corp., a Delaware corporation (“Frontier Merger Sub”), and Frontier, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”), and at the effective time of the Proposed Frontier Transaction, each outstanding Share (other than Shares held by Frontier, Spirit or their respective subsidiaries immediately prior to the effective time and Shares as to which dissenters’ rights have been properly perfected) will be converted into the right to receive $2.13 in cash, without interest, and 1.9126 shares of the voting common stock of Frontier. Spirit, however, is permitted, pursuant to the terms of the Frontier Merger Agreement, and subject to certain conditions, to terminate the Frontier Merger Agreement in order to enter into a definitive agreement for a Superior Proposal (as defined in the Frontier Merger Agreement) made by another party.

We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our proposal to acquire all of the outstanding Shares for $33.00 per Share in cash, initially made on March 29, 2022, which we believe was clearly superior to the Proposed Frontier Transaction. Given the Spirit Board’s unwillingness to share necessary diligence information or negotiate in good faith with us, the price per Share in our Offer is less than the price that we had initially offered to the Spirit Board on March 29, 2022. If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares for $33.00 per Share in cash, subject to receiving the information to support the higher price. The valid termination of the Frontier Merger Agreement is a condition to the Offer. See “The Offer — Section 14 — Conditions to the Offer.”

In addition, we are making the Offer because we want to acquire control of, and ultimately acquire the entire equity interest in, Spirit while allowing Spirit stockholders an opportunity to receive the Offer Price upon the satisfaction of certain conditions by tendering their Shares into the Offer. If the Offer is consummated, we intend to complete a second-step merger with Spirit in which Spirit will become a wholly-owned subsidiary of JetBlue and all of the outstanding Shares that are not purchased in the Offer (other than Shares held by JetBlue, the Purchaser, Spirit or their respective subsidiaries immediately prior to the effective time and Shares as to which dissenters’ rights have been properly perfected) will be exchanged for an amount in cash per Share equal to the Offer Price, without interest and less any required withholding taxes (as further described herein, the “Potential Merger”). See “The Offer — Section 12 — Purpose of the Offer; Plans for Spirit; Potential Merger; Section 203.”

JetBlue and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Spirit by JetBlue and are prepared to engage in such negotiations immediately.

How does the Offer relate to JetBlue’s proxy solicitation with respect to the special meeting of Spirit stockholders for proposals relating to the Proposed Frontier Transaction?

Since March 29, 2022, when, following the announcement by Spirit and Frontier of the Frontier Merger Agreement, JetBlue sent a proposal to Spirit, JetBlue has expressed to Spirit our desire to enter into a negotiated business combination with Spirit and has publicly announced the two proposal letters that JetBlue has submitted to the Spirit Board. In the most recent of these proposal letters, announced by JetBlue on May 2, 2022, JetBlue proposed to: (i) acquire each outstanding Share for $33.00 in cash; (ii) litigate and divest assets of JetBlue and Spirit, including all of Spirit’s assets at the Northeast Alliance airports, up to a Spirit Material Adverse Effect (with a limited carve-out to this divestiture obligation for actions that would result in a “Burdensome Condition” under JetBlue’s Northeast Alliance); and (iii) agree to a $200 million “reverse break-up fee” in the event the requisite antitrust approvals were unable to be obtained. Although, under the terms of the Frontier Merger Agreement the Spirit Board is permitted to engage in discussions with us since they determined our proposal could reasonably be expected to result in a Superior Proposal (as defined in the Frontier Merger Agreement), the Spirit Board has refused to meaningfully engage with JetBlue with respect to a negotiated transaction. Given the Spirit Board’s unwillingness to share necessary diligence information or negotiate in good faith with us, the price per Share in our Offer is less than the price that we had initially offered to the Spirit Board on March 29, 2022. If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares for $33.00 per Share in cash, subject to receiving the information to support the higher price. Because we believe our proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Completion of the Proposed Frontier Transaction requires the Spirit stockholders to adopt the Frontier Merger Agreement and approve the Proposed Frontier Transaction (the “Frontier Merger Proposal”). According to the definitive proxy statement filed by Spirit on Schedule 14A with the SEC on May 11, 2022 (as may be amended from time to time thereafter, the “Spirit Definitive Proxy Statement”), Spirit will submit the Frontier Merger Proposal together with two other related proposals to a special meeting of Spirit stockholders on June 10, 2022 (the “Special Meeting”) for approval. Because we would like to give the Spirit stockholders the opportunity to benefit from our $30.00 per Share proposal, we will file a definitive proxy statement with the SEC (the “JetBlue Definitive Proxy Statement”) to solicit proxies from Spirit stockholders to vote against the Frontier Merger Proposal and other proposals at the Special Meeting, and will mail the JetBlue Definitive Proxy Statement, including the BLUE proxy card, to Spirit stockholders.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies for any meeting of stockholders of Spirit, including our solicitation of proxies to be used at the Special Meeting in connection with the Frontier Merger Proposal and any other matter to be considered at the Special Meeting. Any such solicitation has been or will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Unless your Shares are accepted for payment pursuant to the terms and conditions of the Offer prior to the Special Meeting, tendering your Shares pursuant to the Offer will not grant us your proxy with respect to the Special Meeting and is not the same as a vote against the matters to be voted upon at the Special Meeting. For more information on our proxy solicitation with respect to the Special Meeting, please read the JetBlue Definitive Proxy Statement we file with the SEC and mail to the Spirit stockholders in opposition to the Proposed Frontier Transaction and other related documents we file with the SEC.

What does the Spirit Board think of the Offer?

As of the date of this Offer to Purchase, the Spirit Board has not provided its recommendation for this Offer. On April 7, 2022, the Spirit Board determined that the offer set forth in the letter from JetBlue to Spirit, dated March 29, 2022, could reasonably be likely to lead to a Superior Proposal (as defined in the Frontier Merger Agreement). See “The Offer — Section 11 — Background of the Offer; Other Transactions with Spirit.” However, since that date, neither the Spirit Board nor Spirit’s management has meaningfully engaged with us to allow us to finalize the terms of our proposal so that the Spirit Board could declare it a “Superior Proposal” under the Frontier Merger Agreement. As of the date of this Offer to Purchase, the Spirit Board has not changed its recommendation for the Proposed Frontier Transaction. Within ten business days after the date of this Offer to Purchase, Spirit is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

Do you have the financial resources to pay for the Shares?

Yes. The total amount of funds required by the Purchaser to consummate the Offer and purchase all of the outstanding Shares in the Offer is approximately $3.38 billion, plus related fees and expenses. JetBlue will provide the Purchaser with sufficient funds to purchase all of the Shares validly tendered in the Offer. We expect to fund such amount with cash on hand and proceeds from future financing transactions, including term loans and/or offerings in the debt capital markets. In addition, we have agreed to the terms of a commitment letter that has been executed by Goldman Sachs Bank USA (“GS Bank”) and Bank of America, N.A. (“Bank of America” and, together with GS Bank and any other initial lenders, the “Initial Lenders”) for a senior secured bridge facility in an aggregate principal amount of up to $3,500.0 million (the “Bridge Facility”). Based upon the combination of cash on hand and proceeds from future financing transactions (or amounts available under the Bridge Facility if such financing transactions are not completed), we expect to have sufficient funds to pay the Offer Price for all Shares in the Offer. See “The Offer — Section 10 — Source and Amount of Funds.”

The Bridge Facility arranged for us in connection with the Offer provides for a “certain funds” commitment and does not contain any financial covenants that would prevent us from consummating the Offer. See “The Offer — Section 10 — Source and Amount of Funds.”

The consummation of the Offer is not subject to any financing condition.

Is your financial condition material to my decision to tender in the Offer?

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because the Offer is being made for all Shares solely for cash. The Offer is not subject to any financing condition; and as described in “The Offer — Section 10 — Source and Amount of Funds” below, the Purchaser, through JetBlue, will have sufficient funds available to purchase all Shares validly tendered into the Offer. The Bridge Facility (as defined in “The Offer — Section 10 — Source and Amount of Funds”) arranged for JetBlue in connection with the Offer provides for a “certain funds” commitment and does not contain any financial covenants that would prevent JetBlue from consummating the Offer.

What are the most significant conditions to the Offer?

Consummation of the Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined in this Offer to Purchase) a number of Shares, which, together with any Shares then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis; (ii) the Frontier Merger Agreement having been validly terminated in accordance with its terms; (iii) the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby; (iv) JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Spirit surviving as a wholly-owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the Offer, and such merger agreement having not been terminated and the conditions to effecting the Potential Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer; (v) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any customary timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated; (vi) all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations required to be obtained from, or delivered to, as applicable, the U.S. Federal Aviation Administration, the U.S. Department of Transportation, and the Federal Communications Commission in connection with the consummation of the Offer having been obtained or delivered, as applicable; (vii) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by this Offer to Purchase having been obtained; (viii) there not having occurred any change, event, circumstance, development, condition, occurrence or effect that, in the reasonable judgment of JetBlue, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined in this Offer to Purchase); (ix) Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser’s or JetBlue’s ability to acquire the Shares or Spirit or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit; and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL. Other conditions to the Offer are described in the “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions of the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

Is the Offer subject to any financing condition?

Consummation of the Offer is not subject to any financing condition. See “The Offer — Section 14 — Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on June 30, 2022. However, as described below and in “The Offer —  Section 1 — Terms of the Offer,” we may, in our sole discretion, extend the expiration date of the Offer at any time or from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

How long will it take to consummate the Offer?

The timing for consummation of the Offer will depend on the satisfaction of the conditions of the Offer. Because the conditions are beyond our control, there can be no certainty as to when, and whether, we will be able to consummate the Offer. See “The Offer — Section 14 — Conditions of the Offer.”

Can the Offer be extended and under what circumstances?

We may, in our sole discretion, extend the Offer at any time or from time to time for any reason. We might extend the Offer, for example, if any of the conditions specified in “The Offer — Section 14 — Conditions of the Offer” are not satisfied prior to the expiration of the Offer. If the Offer is extended, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1 —Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and issue a press release announcing the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Potential Merger to occur promptly after the consummation of the Offer.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Procedure for Tendering Shares —

 Book-Entry Transfer,” not later than the Expiration Date. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company.

If you cannot deliver everything required to make a valid tender to the Depositary on or prior to the Expiration Date, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within two New York Stock Exchange (the “NYSE”) trading days. However, the Depositary must receive the missing items within that two-trading-day period. See “The Offer — Section 3 — Procedure for Tendering Shares.”

Can I withdraw tendered Shares? Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after July 15, 2022, which is the 60th day from the commencement of the Offer, unless we have already accepted such Shares for payment. See “The Offer — Section 4 — Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares. See “The Offer — Section 4 — Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the expiration of the Offer, assuming the satisfaction or waiver of the conditions to the Offer set forth in “The Offer — Section 14 — Conditions of the Offer” prior to the expiration of the Offer.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer — Section 3 — Procedures for Tendering Shares”), a properly completed, timely received and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in “The Offer — Section 3 — Procedures for Tendering Shares; Book-Entry Transfer”) in lieu of a Letter of Transmittal and any other required documents for such Shares. See “The Offer — Section 2 — Acceptance for Payment and Payment of Shares.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If the conditions of the Offer are satisfied and we accept for payment the Shares validly tendered and not withdrawn, promptly after the consummation of the Offer, we expect to consummate a second-step merger pursuant to Section 251(h) of the DGCL with Spirit in which Spirit will become a wholly-owned subsidiary of JetBlue (in the Potential Merger, all Shares that were not purchased in the Offer will be exchanged for an amount in cash per Share equal to the Offer Price without interest and less any required withholding taxes). If the Potential Merger takes place, stockholders who did not validly tender Shares in the Offer (other than Shares held by JetBlue, the Purchaser, Spirit or their respective subsidiaries immediately prior to the effective time and Shares as to which dissenters’ rights have been properly perfected) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer — Section 12 — Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger.”

The treatment of your Shares if the Potential Merger does take place and you properly perfect your appraisal rights is discussed in “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

If the conditions to consummation of the Offer have been satisfied and Shares are purchased, will Spirit continue as a public company?

No. We expect to complete the Potential Merger as soon as practicable following the consummation of the Offer. Once the Potential Merger takes place, Spirit will be a wholly-owned subsidiary of JetBlue. We intend to cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act as soon after completion of the Potential Merger as the requirements for such delisting and termination of registration are satisfied. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Do I have to vote to approve the Potential Merger?

No. JetBlue and the Purchaser intend to complete the Offer only if the Merger Agreement Condition is satisfied and a sufficient number of Shares are tendered such that the Minimum Tender Condition is satisfied, permitting JetBlue and the Purchaser to rely on Section 251(h) of the DGCL to complete the Potential Merger without the requirement of approval from the Spirit stockholders.

Are appraisal rights available in the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if the Potential Merger is completed, stockholders of Spirit who do not tender their Shares in the Offer, continue to hold Shares at the time of completion of the Potential Merger, neither vote in favor of the Potential Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, such stockholders will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Potential Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Potential Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Potential Merger. See “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On April 4, 2022, the last trading day before the existence of our proposal to acquire all of the outstanding Shares for cash was publicly disclosed (see “The Offer — Section 11 — Background of the Offer; Other Transactions with Spirit”), the closing price of the Shares on the NYSE was $21.99 per Share. The Offer represents: (i) a premium of 36% over Spirit’s closing share price on April 4, 2022; and (ii) a premium of 38% over the undisturbed share price per Share on the trading day prior to the announcement of the Proposed Frontier Transaction.

Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer — Section 6 — Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer?

The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in “The Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender into the Offer and the amount of cash you receive for such Shares. If you are a U.S. Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-U.S. Holder (as defined in “The Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer. See “The Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences” for a discussion of certain material U.S. federal income tax consequences of tendering Shares into the Offer.

We recommend that you consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call Innisfree, our information agent for the Offer, toll free at (877) 800-5190. See the back cover of this Offer to Purchase.

To the Stockholders of Spirit Airlines, Inc.:

INTRODUCTION

Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (together with its subsidiaries, “JetBlue,” “we,” “our” or “us”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Stockholders with Shares registered in their own names and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated, our information agent for the Offer (the “Information Agent”), incurred in connection with their services in such capacities in connection with the Offer. See “The Offer — Section 17 — Fees and Expenses.”

Consummation of the Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined in this Offer to Purchase) a number of Shares which, together with any Shares then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”); (ii) the Agreement and Plan of Merger, dated February 5, 2022 (as amended from time to time, the “Frontier Merger Agreement”), among Spirit, Top Gun Acquisition Corp., a Delaware corporation (“Frontier Merger Sub”), and Frontier Group Holdings, Inc., a Delaware corporation (“Frontier”), having been validly terminated in accordance with its terms (the “Termination Condition”); (iii) the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby (the “Vote Condition”); (iv) JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Spirit surviving as a wholly-owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the Offer, and such merger agreement having not been terminated and the conditions to effecting the Potential Merger (as defined below) pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer (the “Merger Agreement Condition”); (v) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any customary timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated (the “HSR Condition”); (vi) all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations required to be obtained from, or delivered to, as applicable, the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), and the Federal Communications Commission (the “FCC”) in connection with the consummation of the Offer having been obtained or delivered, as applicable (the “FAA/DOT/FCC Condition”); (vii) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by this Offer to Purchase having been obtained; (viii) there not having occurred any change, event, circumstance, development, condition, occurrence or effect that, in the reasonable judgment of JetBlue, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined in this Offer to Purchase); (ix) Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of JetBlue, the Purchaser’s or JetBlue’s ability to acquire the Shares or Spirit or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit (the “No Impairment Condition”); and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL (the “Section 203 Condition”). Other conditions to the Offer are described in the “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions of the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

Consummation of the Offer is not subject to any financing condition.

Based on the Spirit Definitive Proxy Statement, there are 108,618,703 Shares outstanding as of May 6, 2022. As of the date of this Offer to Purchase, we beneficially own 100 Shares, representing fewer than one percent of the total Shares on a fully diluted basis.

The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Spirit. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, we intend to complete a second-step merger with Spirit in which Spirit will become a wholly-owned subsidiary of JetBlue pursuant to Section 251(h) of the DGCL promptly following consummation of the Offer, and all of the outstanding Shares that are not purchased in the Offer (other than Shares held by JetBlue, the Purchaser, Spirit or their respective subsidiaries immediately prior to the effective time and Shares as to which dissenters’ rights have been properly perfected) will be exchanged for an amount in cash per Share equal to the Offer Price, without interest, and less any required withholding taxes (as further described herein, the “Potential Merger”). See “The Offer — Section 12 — Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger.”

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our initial proposal to acquire all of the outstanding Shares for $33.00 per Share in cash, first made on March 29, 2022. Given this lack of engagement by the Spirit Board to date, our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price that we had offered to the Spirit Board on March 29, 2022. However, we believe the Offer is clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Although, under the terms of the Frontier Merger Agreement the Spirit Board is permitted to engage in discussions with us since they determined our proposal could reasonably be expected to result in a Superior Proposal (as defined in the Frontier Merger Agreement), the Spirit Board has refused to meaningfully engage with JetBlue with respect to a negotiated transaction. Because we believe our proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Spirit and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by us and Spirit and specified in such merger agreement.

No appraisal rights are available in connection with the Offer except in connection with the completion of the Potential Merger. See “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

In the event the Offer is terminated or not consummated, or after the expiration of the Offer, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to Spirit stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined herein) and not previously validly withdrawn in accordance with “The Offer — Section 14 — Conditions of the Offer.” “Expiration Date” means 5:00 p.m., New York City time, on June 30, 2022, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer — Section 14 — Conditions of the Offer.” If any such condition is not satisfied, we may: (i) terminate the Offer and return all tendered Shares to tendering stockholders; (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer — Section 4 — Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended; (iii) to the extent permitted by applicable law, waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not validly withdrawn; or (iv) delay acceptance of Shares for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such ten business day period. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, to the extent required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that, in its view, an offer must remain open for a minimum period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of ten business days may be required to allow adequate dissemination and investor response.

“business day” for the purposes of the Offer means any day, other than Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting Shares for payment or in paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer — Section 4 — Withdrawal Rights.” Our reservation of the right to delay acceptance of Shares for payment or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement thereof. In the case of an extension of the Offer, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

We are making a request to Spirit for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Spirit’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list, or if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not validly withdrawn, promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance of Shares for payment and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer — Section 14 — Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or delay payment for Shares until satisfaction of all conditions to the Offer. For a description of our right not to accept for payment or pay for Shares or to delay acceptance of, or payment for, Shares, see “The Offer — Section 14 — Conditions of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Section 3 — Procedure for Tendering Shares; Book-Entry Transfer”)); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in “The Offer — Section 3 — Procedures for Tendering Shares; Book-Entry Transfer”) in lieu of a Letter of Transmittal; and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3 — Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as, and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares

In order for you to validly tender Shares pursuant to the Offer, either: (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined herein) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date; or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined in “The Offer — Section 3 — Procedure for Tendering Shares; Book-Entry Transfer”), is at your sole option and risk, and your Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. Stockholders wishing to deliver documents by hand should contact the Depositary to make arrangements for such delivery and comply with any COVID-19 protocols then in effect.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that: (i) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal; and (ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer

The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer

Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless: (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal; or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal.

If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii)

the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within two New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by email or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding

Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” unless a tendering holder: (i) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information; or (ii) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact, and in each case, otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined below) should complete and return the IRS Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined below) should complete and submit IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at https://www.irs.gov. For a more detailed discussion of backup withholding, see Instruction 8 of the Letter of Transmittal and “The Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences.”

Appointment of Proxy

By executing a Letter of Transmittal (or a manually signed facsimile thereof), or in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares.

Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Spirit’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies for any meeting of stockholders of Spirit, including our solicitation of proxies to be used at a special meeting of Spirit stockholders on June 10, 2022 (the “Special Meeting”) in connection with the adoption of the Frontier Merger Agreement and the approval of the Proposed Frontier Transaction (the “Frontier Merger Proposal”) and any other matter to be considered at the Special Meeting. Any such solicitation has been or will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Determination of Validity

All questions as to the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto), the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with the tenders must be cured within such time as the Purchaser shall determine. None of the Purchaser, JetBlue nor any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after July 15, 2022, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares validly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer — Section 3 — Procedure for Tendering Shares” at any time before the Expiration Date.

We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of the Purchaser, JetBlue or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences to holders whose Shares are tendered and accepted for payment pursuant to the Offer. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court.

This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer. This discussion applies to holders who hold Shares as capital assets for U.S. federal income tax purposes, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or to holders of Shares who are in special tax situations (including, without limitation, expatriates and certain former citizens of the United States, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, or persons liable for the alternative minimum tax) or to persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or U.S. Holders whose functional currency is not the U.S. dollar. This discussion does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer.

We recommend that you consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer (including the application and effect of any state, local or non-U.S. income and other tax laws).

U.S. Holders.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if  (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one (1) year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder of Shares that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax (the “Medicare tax”), is subject to a 3.8% tax on the lesser of:  (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year; and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its net gains recognized upon a sale of Shares pursuant to the Offer, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder of Shares that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to gains in respect of the sale of Shares pursuant to the Offer.

Non-U.S. Holders

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Shares.

In general, a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer will not be subject to U.S. federal income tax on any gain recognized, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;

•

the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met; or

•

Spirit is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of exchange, more than five percent (5%) of Shares and such holder is not eligible for any treaty exemption.

“Effectively connected” gains that are recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

We have made no determination as to whether Spirit is or has been a United States real property holding corporation during the past five years for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payments made pursuant to the Offer generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. A Non-U.S. Holder generally will be exempt from information reporting and backup withholding if it provides the Depositary with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

FATCA

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on the gross proceeds from a sale, exchange or other taxable disposition of stock of a U.S. issuer, except to the extent otherwise provided in Treasury regulations or other IRS guidance, if paid to “foreign financial institutions” and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements have been satisfied, or an exemption applies. The IRS released proposed Treasury regulations that, if finalized in their present form, would make such tax inapplicable to such gross proceeds. In its preamble to such proposed Treasury regulations, the IRS stated that taxpayers (including withholding agents) may rely on the proposed Treasury regulations until final Treasury regulations are issued. Non-U.S. Holders should consult their tax advisers regarding the possible implications of FATCA upon their receipt of cash in exchange for Shares pursuant to the Offer.

6.	Price Range of Shares; Dividends.

The Shares are listed and traded on the NYSE under the symbol “SAVE.” The following table sets forth, for each of the calendar quarters indicated, the high and low reported price for the Shares on the NYSE and the dividends paid on the Shares, in each case, as reported in publicly available sources.

	High	Low
Fiscal Year Ending December 31, 2020
First Quarter	$44.58	$8.39
Second Quarter	$25.56	$8.01
Third Quarter	$19.36	$15.37
Fourth Quarter	$27.03	$15.56
Fiscal Year Ending December 31, 2021
First Quarter	$39.74	$26.03
Second Quarter	$38.29	$30.44
Third Quarter	$31.29	$22.89
Fourth Quarter	$27.01	$20.04
Fiscal Year Ending December 31, 2022
First Quarter	$27.53	$18.59
Second Quarter (through May 13, 2022)	$26.92	$16.35

If we acquire control of Spirit, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the remaining equity interest in Spirit.

On April 4, 2022, the last trading day before the existence of our proposal to acquire all of the outstanding Shares for cash was publicly disclosed (see “The Offer — Section 11 — Background of the Offer; Other Transactions with Spirit”), the closing price of the Shares on the NYSE was $21.99 per Share. The Offer represents: (i) a premium of 36% over Spirit’s closing share price on April 4, 2022; and (ii) a premium of 38% over the undisturbed share price per Share on the trading day prior to the announcement of the Proposed Frontier Transaction.

Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

Because the Potential Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Potential Merger. Promptly after the consummation of the Offer, the Purchaser and Spirit will consummate the Potential Merger as soon as practicable pursuant to Section 251(h). Immediately following the Potential Merger, all of the outstanding Shares will be held by JetBlue.

Possible Effects of the Offer on the Market for the Shares

If the Offer is successful, there will be no market for the Shares because the Purchaser intends to consummate the Potential Merger as soon as practicable.

Stock Exchange Listing

The Shares are currently listed on the NYSE. Depending upon the number of the Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE if, among other things, Spirit does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. JetBlue will seek to cause the listing of the Shares on the NYSE to be discontinued after the consummation of the Potential Merger as soon as the requirements for termination of the listing are satisfied.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act and other factors.

Registration Under the Exchange Act

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Spirit to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Spirit to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Spirit and persons holding “restricted securities” of Spirit may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We intend to seek to cause Spirit to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, and therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Spirit.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Spirit contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of JetBlue, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary takes responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Spirit to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to JetBlue, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary. JetBlue, the Purchaser, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to the definitive proxy statement filed by Spirit with the SEC on May 11, 2022 (as may be amended from time to time thereafter, the “Spirit Definitive Proxy Statement”), Spirit was founded in 1964 as Clippert Trucking Company, a Michigan corporation. It began air charter operations in 1990 and renamed itself Spirit Airlines, Inc. in 1992. In 1994, Spirit reincorporated in Delaware, and in 1999 it relocated its headquarters to Miramar, Florida. Spirit’s principal executive office is located at 2800 Executive Way, Miramar, Florida 33025, and its telephone number is (954) 447-7920. According to the Spirit Definitive Proxy Statement, Spirit

offers affordable travel to value-conscious customers, its all-Airbus fleet is one of the youngest and most fuel efficient in the United States, and Spirit serves 85 destinations in 16 countries throughout the United States, Latin America and the Caribbean.

Additional Information

Spirit is subject to the informational requirements of the Exchange Act, and in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Spirit is required to disclose in such proxy statements certain information, as of particular dates, concerning Spirit’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Spirit’s securities and any material interest of such persons in transactions with Spirit. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning JetBlue and the Purchaser.

JetBlue

JetBlue is a Delaware corporation incorporated in 1998. The principal executive offices of JetBlue are located at 27-01 Queens Plaza North, Long Island City, New York 11101 (telephone number (718) 286-7900). JetBlue is a publicly-traded airline serving over 100 destinations across the United States, the Caribbean and Latin America, and between New York and London. JetBlue’s shares are traded on the NASDAQ Stock Market under trading symbol “JBLU.” JetBlue’s website is located at https://www.jetblue.com.

We offer our customers a distinctive flying experience which we refer to as the “JetBlue Experience.” We believe we deliver award-winning service that focuses on the entire customer experience, from booking an itinerary to arrival at the final destination. In 2021, we generated $6 billion in operating revenue. As of December 31, 2021, we had approximately 22,200 crewmembers.

We are a predominately point-to-point system carrier, with the majority of our routes touching at least one of our six focus cities: New York, Boston, Fort Lauderdale-Hollywood, Orlando, Los Angeles, and San Juan, Puerto Rico. All six of our focus cities are in regions with a diverse mix of traffic. Largely enabled by the Northeast Alliance with American Airlines Group Inc., we announced nine new “BlueCities” and 32 new routes in 2021. As of December 31, 2021, our network served 107 “BlueCities” in 31 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, 24 countries in the Caribbean and Latin America, and England, our first country in Europe.

The Purchaser

The Purchaser is a Delaware corporation formed for the purpose of making the Offer to acquire the Shares subject to the terms and conditions set forth herein, and to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a direct wholly-owned subsidiary of JetBlue. The principal executive offices of the Purchaser are located at 27-01 Queens Plaza North, Long Island City, New York 11101.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of the Purchaser and JetBlue are set forth in Schedule I and Schedule II to this Offer to Purchase.

None of JetBlue, the Purchaser, or to the knowledge of JetBlue and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I or Schedule II, has during the past five years been: (a) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, JetBlue beneficially owns 100 Shares, representing fewer than one percent of the total Shares based on the Spirit Definitive Proxy Statement. Such Shares were acquired by JetBlue through ordinary brokerage transactions on the open market on May 2, 2022, at a purchase price of  $21.33 per Share. As of the date of this Offer to Purchase: (i) Mr. B. Ben Baldanza, a member of the JetBlue board of directors and, from 2005 to 2016, Spirit’s Chief Executive Officer, beneficially owned 62,300 Shares; and (ii) Ms. Laurie Villa, JetBlue’s Chief People Officer and, from 2014 to 2021, Spirit’s Senior Vice President & Chief Human Resources Officer, beneficially owned 2,674 Shares (which Shares were acquired while employed by Spirit prior to being employed by JetBlue). The Shares beneficially owned by each of Mr. Baldanza and Ms. Villa total less than one percent of the total Shares outstanding as of the date of this Offer to Purchase.

Except as set forth in this Offer to Purchase or Schedule I or Schedule II to this Offer to Purchase: (i) none of JetBlue, the Purchaser, or to the knowledge of JetBlue and the Purchaser, any of the persons listed in Schedule I or Schedule II hereto, or any associate or majority owned subsidiary of JetBlue, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Spirit; (ii) except for the open market purchase of 100 Shares by JetBlue on May 2, 2022, for a purchase price of $21.33 per Share, none of JetBlue, the Purchaser, or to the knowledge of JetBlue and the Purchaser, the persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of Spirit during the past 60 days; (iii) none of JetBlue, the Purchaser, or to the knowledge of JetBlue and the Purchaser, any of the persons listed in Schedule I or Schedule II hereto, has any agreement, arrangement or understanding with any other person with respect to any securities of Spirit (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between JetBlue, the Purchaser, their subsidiaries, or to the knowledge of JetBlue, the Purchaser, or any of the persons listed in Schedule I or Schedule II to this Offer to Purchase, on the one hand, and Spirit or any of its affiliates, on the other hand, that have an aggregate value of transactions that is more than one percent of Spirit’s consolidated revenues for the fiscal year when such transaction occurred (if the transaction occurred in this fiscal year, the past portion of the current fiscal year); (v) during the two years before the date of this Offer to Purchase, there have been no transactions between JetBlue, the Purchaser, their subsidiaries, or to the knowledge of JetBlue and the Purchaser, any of the persons listed in Schedule I or Schedule II to this Offer to Purchase, on the one hand, and any of Spirit’s executive officers, directors or affiliates that is a natural person, on the other hand, that have an aggregate value exceeding $60,000; and (vi) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between JetBlue, the Purchaser, their subsidiaries, or to the knowledge of JetBlue and the Purchaser, any of the persons listed in Schedule I or Schedule II to this Offer to Purchase, on the one hand, and Spirit or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because the Offer is being made for all Shares solely for cash. The Offer is not subject to any financing condition; and as described in “The Offer — Section 10 — Source and Amount of Funds” below, the Purchaser, through JetBlue, will have sufficient funds available to purchase all Shares validly tendered into the Offer. The Bridge Facility (as defined in “The Offer — Section 10 — Source and Amount of Funds”) arranged for JetBlue in connection with the Offer provides for a “certain funds” commitment and does not contain any financial covenants that would prevent JetBlue from consummating the Offer.

Available Information.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or (202) 551-7900 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.

10.	Source and Amount of Funds.

The consummation of the Offer is not subject to any financing condition.

The total amount of funds required by the Purchaser to consummate the Offer and purchase all of the outstanding Shares in the Offer is approximately $3.38 billion, plus related fees and expenses. JetBlue will provide the Purchaser with sufficient funds to purchase all of the Shares validly tendered in the Offer. We expect to fund such amount with cash on hand and/or proceeds from future financings transactions, including term loans and/or offerings in the debt capital markets. In addition, the Initial Lenders have executed and delivered to us a commitment letter (the “Commitment Letter”), pursuant to which the Initial Lenders have committed to provide, subject to the terms and conditions of the Commitment Letter, the Bridge Facility for the purpose of funding the Offer and purchase of Shares if the financing transactions are not completed.

The Bridge Facility will have a 364-day maturity from the initial funding date, with no extension features. The applicable interest rate on the Bridge Facility is anticipated to be a forward looking term rate based on the secured overnight rate plus an initial interest margin of 300 basis points, increasing 50 basis points every 90 days thereafter. The definitive financing documentation will also include a base rate option.

Voluntary prepayments on the Bridge Facility will be permitted at any time without premium or penalty. The Bridge Facility will be subject to mandatory prepayments (without penalty or payment of a premium) with (1) net cash proceeds from certain non-ordinary course asset sales, casualty proceeds or other dispositions of Collateral (as defined in the Commitment Letter); (2) net cash proceeds from issuances of debt (other than certain permitted debt); and (3) net cash proceeds from equity issuances (other than certain permitted equity issuances).

The funding of the Bridge Facility is subject to the following conditions:

•	execution and delivery of definitive financing documentation for the Bridge Facility;

•

subject to the limited conditionality provisions set forth in the Commitment Letter, execution and delivery of security and guarantee documents for the perfection of the collateral and the guarantees of the Bridge Facility;

•	delivery of customary closing certificates, good standing certificates, notice of borrowing and customary legal opinions (including a solvency certificate);

•

the material accuracy of certain specified representations to the extent required by the limited conditionality provisions set forth in the Commitment Letter (or if qualified by materiality or material adverse effect, the accuracy thereof);

•	there not having occurred a Spirit Material Adverse Effect;

•	delivery of the certain financial statements and information, as detailed in the Commitment Letter;

•	the payment, or arrangement for such payment substantially contemporaneously with the initial funding of the Bridge Facility, of all fees and expenses required under the Commitment Letter;

•

receipt at least three business days prior to the funding date of all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

•

JetBlue having engaged one or more investment banks reasonably satisfactory to the Lead Arrangers (as defined in the Commitment Letter) to arrange, publicly sell or privately place any loan facilities, debt securities and/or enhanced equipment trust certificates to refinance or replace the Bridge Facility;

•

entry into a merger agreement providing for the closing of the Potential Merger promptly following consummation of the Offer pursuant to Section 251(h) of the DGCL, in form and substance reasonably satisfactory to the lead arrangers under the Commitment Letter; and

•	the conditions to the Offer having been satisfied.

The obligation of the Initial Lenders to fund the Bridge Facility will terminate upon the earliest of: (i) the date which is fourteen months following the date of the Commitment Letter, subject to certain extension periods pending receipt of regulatory approvals as described in this Offer to Purchase; (ii) the date of any public announcement of the termination of this Offer or abandonment of the acquisition of Spirit; and (iii) the consummation of this Offer without the use of the Bridge Facility.

The foregoing summary of the Bridge Facility is qualified in its entirety by reference to the full text of the Commitment Letter entered into by GS and Bank of America, a copy of which will be filed as an Exhibit to the Schedule TO of which this Offer to Purchase forms a part.

Based upon the combination of cash on hand and proceeds from future financing transactions (or amounts available under the Bridge Facility if such financing transactions are not completed), we expect to have sufficient funds to pay the Offer Price for all Shares in the Offer.

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because: (i) the Offer is being made for all of the outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) we believe we will have sufficient funds through available cash and the Commitment Letter, to purchase all Shares validly tendered in the Offer and not validly withdrawn and related fees and expenses.

11.	Background of the Offer; Other Transactions with Spirit.

Background of the Offer

As part of their ongoing evaluation of JetBlue’s business and strategic alternatives, the board of directors of JetBlue (the “JetBlue Board”) and members of JetBlue leadership, on occasion with outside legal and financial advisors, have from time to time evaluated a range of strategic opportunities and prospects for acquisitions across the airline industry. In the course of JetBlue’s ongoing evaluation, and in connection with certain events described below, JetBlue leadership considered and reviewed a possible acquisition of Spirit.

On February 7, 2022, Spirit and Frontier issued a joint press release announcing they had entered into the Frontier Merger Agreement pursuant to which Frontier would acquire Spirit for (i) $2.13 in cash and (ii) 1.9126 shares of Frontier’s common stock, which implies a value of $18.81 per share based on Frontier’s closing stock price of $8.72 on May 13, 2022, the last trading day before the filing of this Offer to Purchase. Based on the Spirit Definitive Proxy Statement, the Spirit Board did not contact any other potential interested parties (including JetBlue) prior to approving the Proposed Frontier Transaction.

Promptly following the announcement of the Proposed Frontier Transaction, the JetBlue Board and members of JetBlue leadership began regularly meeting with representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”), its financial advisor, and Shearman & Sterling LLP (“Shearman & Sterling”), its outside legal counsel, to discuss the Proposed Frontier Transaction and the possibility of an acquisition of Spirit by JetBlue as well as other strategic alternatives and JetBlue’s standalone organic plan in the event JetBlue elected not to pursue an acquisition of Spirit.

On March 29, 2022, Robin Hayes, Chief Executive Officer of JetBlue, called Edward M. Christie III, President and Chief Executive Officer of Spirit, to inform him of JetBlue’s strong interest in acquiring Spirit at a price of $33.00 per share in cash and that, following the call, he would be sending H. McIntyre Gardner, Chairman of the Spirit Board, and Mr. Christie a letter outlining the additional terms of JetBlue’s proposal to acquire Spirit. Immediately following the call, Mr. Hayes sent Messrs. Gardner and Christie the following letter (the “March Proposal”).

H. McIntyre Gardner

Chairman of the Board

Edward M. Christie III

President and Chief Executive Officer

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

March 29, 2022

Dear Mr. Gardner and Mr. Christie:

On behalf of JetBlue Airways Corporation (“JetBlue”), I am pleased to submit our proposal (our “Proposal”) to acquire 100% of the outstanding common stock of Spirit Airlines, Inc. (“Spirit”) for $33 per share in cash. Our Proposal is structured to maximize value and execution certainty for Spirit and its stockholders, and we firmly believe it constitutes a “Superior Proposal” as defined in the Agreement and Plan of Merger, dated as of February 5, 2022 (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings, Inc. (“Frontier”) and Spirit, and would result in a transaction that is more favorable to the Spirit stockholders from a financial point of view than the proposed transaction with Frontier, and is capable of being consummated in accordance with the terms described in this letter.

We have long admired Spirit’s brand strength, products, fleet, and management team. The combination of our two companies would create a leading player best positioned to serve our customers by offering increased flight schedules and more competitive fares.

While we have not yet been afforded the opportunity to conduct confidential due diligence on Spirit, we have spent considerable time and resources in connection with this potential transaction, analyzing publicly available information on Spirit and its business. We are highly confident in our ability to reach agreement on terms of a definitive agreement between JetBlue and Spirit and to consummate the transaction on an expedited basis.

Compelling Strategic Rationale

We strongly believe that now is the time to form the leading low-cost industry champion by combining our two businesses. A JetBlue / Spirit combination will be unmatched among its peers:

•	Enhanced scale: positioning the combined JetBlue / Spirit for long-term viability as a strong competitor to the ‘Big Four’ carriers, translating into lower fares to customers. The combined company will be the fifth largest airline in the U.S., with 94.9 million available seat miles and 77 million passengers served each year and will be able to compete with the ‘Big Four’ airlines more effectively. The increase in scale will also allow the combined company to take delivery of 312 aircraft in order to deliver low fares across the country and expand its loyalty, frequent flyer and membership offerings.

•

Differentiated customer offering: providing a larger number of customers with award-winning service on an increased scale. JetBlue is a 13-time J.D. Power Award winner for customer satisfaction, and is eager to deploy its capabilities on a larger scale to benefit all Spirit customers; additionally, the combination will allow the delivery of a more reliable service through operational efficiencies.

•

Network optimization and route expansion: increased flight schedules offering more reliable travel options, driving stronger competition and lower fares in currently underserved markets. The combined company will display 627 routes, 135+ served cities, 1,700+ daily flights and 455 aircraft.

•

Increased relevance of the network: providing more flight options to customers. The combined company will have an increased presence in strategic cities such as Orlando, Chicago, Atlanta, Dallas, Las Vegas and Los Angeles; the meaningful presence will result in more competitive fares across the local markets.

•	Bolstering a strategic Focus City in Fort Lauderdale: including 171 flights per day, to rival the legacy hub in Miami, while maintaining low fares and superior services.

•

Attractive financial profile: underpinned by fleet commonality as the foundation for sustainable growth, the transaction will accelerate the growth of both companies, and provide increased financial flexibility.

Unique Opportunity for Spirit Team Members

A true source of pride at JetBlue is the excellent relationship we enjoy with our Crewmembers and we look forward to onboarding the Spirit Team Members. Based on the companies’ fleet commonality, we expect that the Spirit Team Members will be instrumental in executing the integration following the transaction. A combined JetBlue / Spirit will deploy best practices across the enlarged business and we would look to select the best-in-class team regardless of historical affiliations.

Therefore, as part of our Proposal, subject to our confirmatory diligence review, we confirm we will offer to each Spirit Team Member not covered by a collective bargaining agreement who continues to be employed by the combined company, salary, cash bonus and benefits opportunity consistent with that included in the Frontier Agreement for 12 months following the closing of our transaction.

Additionally, we also confirm we will treat the equity and other awards and retention program for key Spirit Team Members and officers in the manner contemplated by the proposed transaction with Frontier.

Terms of JetBlue Proposal

Our Proposal offers Spirit stockholders $33 per share in cash, which is more favorable to Spirit’s stockholders from a financial point of view than the merger consideration payable pursuant to the Frontier Agreement. Our Proposal represents a premium of $10.61 per share or 47% to the Spirit closing share price as of March 29, 2022. Our Proposal maximizes value for Spirit stockholders and we expect they would welcome the opportunity to realize immediate and certain value at a price which is significantly higher than the value implied by the terms of Frontier’s proposed acquisition of Spirit.

We are prepared to provide you with our limited comments to the Frontier Agreement, which will include only matters necessary to reflect the terms of our Proposal, including the change in the form of consideration and the structural differences between the proposed transaction with Frontier and our Proposal. We are not proposing to change the amount of the termination fee payable by Spirit in certain circumstances. Except for these changes, we are prepared to proceed with the transaction between JetBlue and Spirit on the same terms as included in the Frontier Agreement.

Our Board of Directors has unanimously approved our Proposal. Furthermore, as we are proposing an all-cash transaction, no JetBlue stockholder vote will be required for this transaction, and our Proposal does not contemplate any financing contingency. As outlined in further detail below, we are highly confident that our Proposal can be consummated on a timely basis.

Proposal Offers Superior Value for Spirit Stockholders

Our Proposal offers Spirit stockholders $33 in cash per common share and implies a total Equity Value for Spirit of $3.6 billion and an Enterprise Value of $7.3 billion.1 This represents:

•	a 52%[2] premium to Spirit’s closing share price as of February 4, 2022 (the last trading day prior to Spirit’s announcement of its proposed transaction with Frontier);

•	a 47%[3] premium to Spirit’s closing share price as of March 29, 2022;

•	a 35%[4] premium to the implied value of the proposed transaction with Frontier on March 29, 2022; and

•	adjusted enterprise value multiples of 7.9x¹ and 14.4x¹ of Spirit’s 2019A and 2022E EBITDAR, respectively.

Our Proposal clearly provides superior value to the proposed transaction with Frontier, including value certainty for your stockholders given the all-cash consideration and immediate liquidity.

Proposal Reduces Regulatory Risk

We recognize that closing certainty is of paramount importance to the Spirit Board of Directors. In that regard, we have spent considerable time with our outside counsel, Shearman & Sterling LLP, to review the necessary approvals required by regulatory authorities. As a result of this work, we expect to be able to obtain the necessary regulatory clearances in roughly the same timeframe from entering into a definitive agreement as the proposed transaction with Frontier.

Our Proposal is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as well as any consents, approvals, or clearances required by the DOT, FAA, and the FCC. As described above, we believe our proposal is procompetitive and will generate significant consumer benefits by expanding the availability of JetBlue’s product to more routes and customers. Historically, JetBlue’s entry on new routes triggers fare decreases from legacy airlines that are more significant than legacy fare decreases resulting from Spirit’s entry. We believe that JetBlue’s expedited expansion and the resulting fare effects, coupled with the continued expansion of a robust ULCC segment, will address any regulatory concerns.

[1]

Assumes fully diluted shares outstanding of approximately 109.5 million (as of 31-Dec-2021 10-K); Adj. Net Debt: $3.7 bn, including operating leases; Adj. EBITDAR of $927mm for 2019A, and Consensus EBITDAR of $507mm for 2022E.

[2]	Represents premium over Spirit’s $21.73 closing share price on February 4, 2022.
[3]	Represents premium over Spirit’s $22.39 closing share price on March 29, 2022.
[4]	Represents premium over $24.37 implied value of Frontier Offer as of March 29, 2022.

Furthermore, given our conviction in securing the necessary regulatory approvals, we are confident that we will be able to agree to terms in the definitive agreement that give you comfort with respect to both the actions to be taken that are reasonably designed to address any antitrust concerns, as well as to agree to a customary reverse break-up fee that would become payable to Spirit in the unlikely event our transaction is not consummated for antitrust reasons. Both these terms represent a meaningful improvement compared to the terms contemplated by the Frontier Agreement.

JetBlue’s legal counsel, Shearman & Sterling LLP, is ready to engage with your antitrust counsel immediately to review the basis for our regulatory assessment and our proposed approach to obtaining the necessary regulatory approvals.

Proposal Has No Financing Risk

Our Proposal does not contemplate any financing contingency. JetBlue intends to fund the transaction through a mix of available cash on hand as well as new debt financing. JetBlue has approximately $2.8 billion of cash on hand as of December 31, 2021 and a variety of unencumbered assets available, including our loyalty program, aircraft, spare engines, slots, gates and route collateral as well as our brand, worth in aggregate approximately $9.2 billion. Our proposed sources and uses for the transaction are included as Appendix 1.

We have also attached to this letter as Appendix 2 a Highly Confident Letter from Goldman Sachs, indicating their willingness to underwrite $3.5 billion in new debt to help finance the purchase price. We will obtain fully underwritten, binding commitment letters for any debt financing prior to signing a definitive agreement with Spirit.

Due Diligence and Next Steps

We are willing to move expeditiously to finalize our Proposal. We have dedicated a full team to the evaluation of Spirit and have devoted substantial resources to exploring a transaction with Spirit, including conducting a thorough review of Spirit’s business and operations based on publicly available information. We expect that the finalization of definitive documentation and confirmatory due diligence will be completed expeditiously and simply through access to the same information and materials provided to Frontier.

This transaction is of significant interest to JetBlue, and we are prepared to commit all the resources necessary to acquire Spirit.

Advisors

JetBlue has retained Goldman Sachs & Co. LLC as its financial advisor for this transaction and Shearman & Sterling LLP as its legal counsel. Our advisors are ready, willing and able to coordinate with Spirit’s advisors on the content of our Proposal and next steps.

Other

Our Proposal is submitted on the understanding that, except as and to the extent required by law or the terms of the Frontier Agreement, all information contained herein or related to the contents of this letter, including the terms of our Proposal, are confidential, and should not be disclosed to anyone other than Spirit’s officers and directors, and its legal and financial advisors, who need to know the information to evaluate our Proposal, in each case on a strictly confidential basis. This letter is not intended to be and, except with respect to the confidential nature of our Proposal, is not a binding contract between us or an offer by us capable of acceptance, and there will be no legally binding contract or agreement between JetBlue and Spirit regarding a transaction unless and until a definitive agreement is executed and delivered.

Summary

Our Proposal represents a compelling opportunity for your stockholders to receive a significant premium in cash for their investment in Spirit, with greater value than the proposed transaction with Frontier. We firmly believe that our Proposal represents a “Superior Proposal” (as defined in the Frontier Agreement), and we believe strongly that our Proposal is in the best interests of your stockholders and that they will benefit from your cooperation with us to allow your stockholders to realize the benefits of our Proposal. We and our advisors are ready to engage with you immediately to reach agreement on the terms of our transaction as soon as possible.

We look forward to working together with you to achieve the optimal outcome for your stockholders, customers and Team Members, and are ready and available to discuss at your earliest convenience.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

On March 30, 2022, Mr. Peter Boneparth, the Chairman of the JetBlue Board, contacted Mr. Gardner to discuss the March Proposal and reiterate JetBlue’s desire to acquire Spirit; Mr. Gardner did not respond to Mr. Boneparth.

On the same day, representatives of Goldman Sachs contacted representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”) and Barclays Bank PLC (“Barclays”), Spirit’s financial advisors, to discuss the March Proposal, each of whom declined to discuss it.

On April 5, 2022, following The New York Times publishing an article that JetBlue had submitted an offer to acquire Spirit, JetBlue issued a press release announcing that JetBlue had submitted to the Spirit Board the March Proposal, which proposal JetBlue believed constituted a Superior Proposal (as defined in the Frontier Merger Agreement).

Later that evening, Spirit issued a press release acknowledging receipt of the March Proposal and announcing that the Spirit Board would work with its financial and legal advisors to evaluate the March Proposal.

On April 6, 2022, JetBlue made available on its website materials for investors and analysts and held a conference call for investors and analysts during which certain members of JetBlue leadership discussed the March Proposal and answered questions from investors and analysts.

On April 7, 2022, Spirit issued a press release announcing that the Spirit Board had determined that the March Proposal could reasonably be likely to lead to a Superior Proposal, and that Spirit intended to engage in discussions with JetBlue, in accordance with the terms of the Frontier Merger Agreement.

Following Spirit’s press release, JetBlue issued a press release announcing that it welcomed the determination by the Spirit Board that the March Proposal could reasonably be likely to lead to a Superior Proposal under the terms of the Frontier Merger Agreement.

Later that same day, representatives of Spirit’s outside legal counsel, Debevoise & Plimpton LLP (“Debevoise”), provided representatives of Shearman & Sterling with a draft confidentiality agreement. In addition, representatives of Morgan Stanley and Barclays contacted representatives of Goldman Sachs to communicate that, although the Spirit Board had determined that the March Proposal could reasonably be likely to lead to a Superior Proposal, presently (i) the Spirit Board and its representatives did not believe JetBlue’s $33.00 per share offer was financially superior to the Proposed Frontier Transaction and (ii) the Spirit Board needed to understand JetBlue’s regulatory assessment of a potential combination of JetBlue and Spirit.

On April 8, 2022, JetBlue and Spirit entered into a confidentiality agreement.

On April 9, 2022, Mr. Christie contacted Mr. Hayes to discuss the determination made by the Spirit Board that the March Proposal could reasonably be likely to lead to a Superior Proposal and that Spirit would facilitate due diligence by JetBlue while the parties discussed JetBlue’s regulatory assessment of the potential combination.

On April 9, 2022, representatives of Goldman Sachs discussed with representatives of Morgan Stanley and Barclays the plan for Spirit to share due diligence information with JetBlue and its representatives in parallel with the regulatory assessment of the potential combination of JetBlue and Spirit. Later that day, representatives of Goldman Sachs sent a preliminary due diligence request list to representatives of Spirit’s financial advisors, Morgan Stanley and Barclays, which included JetBlue’s high priority due diligence requests.

Also on April 9, 2022, Spirit’s General Counsel, a representative of Spirit’s outside antitrust counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), JetBlue’s General Counsel, and a representative of Shearman & Sterling held a telephone call to discuss a high level overview of JetBlue’s regulatory assessment of a potential combination of JetBlue and Spirit.

Over the next ten days, representatives of JetBlue, Spirit, Paul Weiss, Shearman & Sterling and the economic consultants of JetBlue and Spirit engaged in additional discussions regarding the regulatory assessment of a potential combination of JetBlue and Spirit. During this period, JetBlue continued to request additional, customary due diligence materials.

On April 13, 2022, representatives of Goldman Sachs contacted representatives of Morgan Stanley and Barclays to arrange a due diligence call with members of Spirit management to be held on April 19, 2022.

On April 15, 2022, Spirit provided JetBlue and its representatives with access to a virtual data room, which contained extremely limited business and legal due diligence materials and initially did not address any of JetBlue’s high priority due diligence requests.

On April 16 and 17, 2022, representatives of Goldman Sachs contacted representatives of Barclays to communicate JetBlue’s frustration with the limited due diligence materials in the virtual data room despite earlier indications by Mr. Christie that diligence would be conducted in parallel with the ongoing regulatory assessment, in particular in light of the fact that Spirit and its representatives continued to maintain that they did not believe JetBlue’s $33.00 per share offer was financially superior to the Proposed Frontier Transaction.

On April 19, 2022, members of JetBlue leadership and Spirit’s senior management team, along with representatives from Goldman Sachs, Morgan Stanley and Barclays, held a conference call to discuss various financial due diligence items, including Spirit’s five-year plan, Spirit’s revenue and cost drivers, and Spirit’s order book growth and aircraft financing strategy. During the meeting, JetBlue and Spirit discussed Spirit’s financial projections underpinning the transaction with Frontier included in the information statement and proxy statement/prospectus filed on Form S-4 by Frontier with the SEC on March 11, 2022 (as amended on April 15, 2022), focusing on Spirit’s unrealistic assumptions, especially with respect to costs associated with personnel attrition and wage inflation, which did not contemplate any wage increases for team members, including pilots, at a time of high attrition and an anticipated shortage of pilots.

Between April 19 and 20, 2022, representatives of Paul Weiss and representatives of Shearman & Sterling exchanged drafts of a clean team agreement. During this time, representatives of JetBlue, Spirit, Shearman & Sterling and Paul Weiss discussed certain regulatory commitments JetBlue was willing to provide in the transaction, which far exceeded those provided by Frontier, and representatives of Shearman & Sterling reiterated to representatives of Paul Weiss JetBlue’s desire to receive the requested due diligence materials beyond the extremely limited information in the virtual data room, particularly in light of the fact that JetBlue had provided representatives of Spirit extensive information responsive to the questions raised by representatives of Spirit as part of its regulatory assessment of the proposed transaction.

On April 25, 2022, Mr. Hayes and Mr. Christie spoke by telephone regarding Spirit’s proposal for the size of the “reverse break-up fee” payable by JetBlue and the standard of efforts JetBlue would be required to undertake to obtain the required regulatory approvals for the acquisition by JetBlue of Spirit.

Later that day, representatives of Debevoise provided representatives of Shearman & Sterling a list of minimum regulatory requirements Spirit would require from JetBlue in order to proceed with further discussions (the “Spirit Regulatory Demands”), together with a proposed regulatory covenant to be included in any eventual definitive merger agreement between JetBlue and Spirit. Spirit’s demands included an unqualified “hell or high water” antitrust covenant requiring JetBlue to take any and all actions necessary to obtain any required antitrust and regulatory clearances (including, if required, an agreement to terminate JetBlue’s Northeast Alliance upon closing of the Spirit and JetBlue transaction), as well as a “reverse break-up fee” of not less than 12.5% of Spirit’s equity value at the agreed deal price. Each of these terms are unprecedented in airline industry transactions.

On April 29, 2022, Mr. Hayes called Mr. Christie to inform Mr. Christie that he would be sending an updated proposal that included enhanced deal terms not specified in the March Proposal and a draft merger agreement, which was substantially similar to the Frontier Merger Agreement other than modifications necessary to accommodate JetBlue’s all-cash proposal and the other terms and conditions set forth in the updated proposal. Following the telephone call, Mr. Hayes sent the following letter (the “Enhanced Proposal” and together with the March Proposal, the “JetBlue Proposal”) to Mr. Christie:

H. McIntyre Gardner

Chairman of the Board

Edward M. Christie III

President and Chief Executive Officer

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

April 29, 2022

Dear Mr. Gardner and Mr. Christie:

On behalf of JetBlue Airways Corporation (“JetBlue”), we are pleased to submit an update to our proposal dated March 29, 2022 (such proposal, our “March Proposal,” and together with this letter, our “Proposal”) to acquire all of the outstanding common stock of Spirit Airlines, Inc. (“Spirit”) for $33 per share in cash.

Acquiring Spirit has been a strategic objective of JetBlue for many years and, as such, we were disappointed that the Spirit Board of Directors (the “Spirit Board”) elected not to have any discussions with us prior to the announcement of Sprit’s transaction with Frontier Group Holdings, Inc. (“Frontier”). This lack of engagement regrettably resulted in Spirit entering into a transaction with Frontier that clearly does not maximize value for Spirit’s stockholders.

Following the determination of the Spirit Board on April 7, 2022 that our March Proposal could reasonably be likely to lead to a Superior Proposal,5 we have been ready, willing and able to work diligently with your team to complete a negotiated transaction. That said, while we appreciate the limited information received to date and time spent by your management team, we have been disappointed by the lack of progress made

[5]	As defined in the Agreement and Plan of Merger, dated as of February 5, 2022 (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier and Spirit.

since submitting our March Proposal, including the fact that you have not facilitated the finalization of a customary clean team agreement, a precursor to completing the limited diligence necessary to deliver to you and your stockholders a finalized “Superior Proposal” for you to accept. By not receiving access to the basic diligence information that was provided to Frontier, and that we requested in order to finalize a proposed transaction, we firmly believe your stockholders are being disadvantaged.

Our legal counsel has spent considerable time discussing with your counsel the outcome of our regulatory analysis and the basis of our conviction in our ability to complete the proposed transaction, summarized below. Despite these discussions, on April 25, 2022, you communicated to us what you described as contractual precursors relating to the regulatory components of our proposal to your willingness to share the diligence information we have requested. Your demands, including a “hell or high water” antitrust commitment, which is unprecedented in airline transactions, and a reverse break-up fee that exceeds almost all precedent transactions, are off-market and contrast starkly to the limited regulatory commitments made by Frontier, a transaction with a similar regulatory profile.

Nonetheless, to be responsive to your expressed concerns regarding JetBlue’s ability to consummate a transaction, we are enclosing a merger agreement (our “Proposed Merger Agreement”) that includes our proposed regulatory efforts covenant, the amount of the reverse break-up fee and those other matters necessary to reflect the terms of our Proposal. The regulatory commitments in our Proposed Merger Agreement represent a significant improvement from those offered by Frontier and demonstrate both our confidence in our ability to obtain the required regulatory approvals, as well as our commitment to deliver substantial value to your stockholders.

We firmly believe these additional terms, as described below, further improve our Proposal, enhancing its already clear superiority to the transaction with Frontier, and provide the Spirit Board with the necessary comfort around the certainty of closing our proposed transaction.

Our Proposal offers Spirit stockholders both superior financial value and greater certainty than the Frontier transaction — we therefore fully expect the Spirit Board to allow us to complete our due diligence, finalize the definitive transaction documentation and conclude that our Proposal is a Superior Proposal. Any different outcome would be puzzling and would deprive your stockholders of the most attractive value creating opportunity available to them. It is inconceivable to us that the Spirit Board would conclude that the Frontier transaction with no regulatory commitments would have greater odds of regulatory approval than our Proposal, given our meaningful regulatory commitment and reverse break-up fee, or that Spirit’s stockholders would prefer the ~$22 per share value6 of the Frontier transaction to our Proposal of $33 per share in cash.

Proposed Merger Agreement with Strong Regulatory Commitments

As our legal counsel and our economists have shared with your advisors over the last few weeks, for the reasons discussed below, we are highly confident that we will obtain the necessary regulatory clearances in approximately the same timeframe from entering into a definitive agreement as the proposed transaction with Frontier. We expect the Spirit Board will take this information into account when assessing our Proposal.

More generally, we disagree with any assessment that our Proposal presents significantly more regulatory risk than the Frontier transaction. To the contrary, a combined JetBlue-Spirit will create a more compelling and viable competitor to the big four carriers that control more than 80% of the U.S. market. Additionally, JetBlue’s entry into new routes triggers fare decreases from legacy airlines that are more significant than

[6]	Implied value of Frontier transaction of $22.44, based on Frontier’s $10.62 closing share price as of April 28, 2022 and terms of the Frontier Agreement.

those resulting from ultra-low-cost carriers; this phenomenon has been described as the “JetBlue Effect”. Our recent economic analysis shows JetBlue’s presence on a nonstop route decreases legacy fares by ~16%, about three times as much as the presence of an ultra-low-cost carrier on the same route. We believe that JetBlue’s expedited expansion and the resulting net fare decreases, coupled with the demonstrated ease of other ultralow-cost carriers’ continued expansion and the divestitures we are prepared to undertake, will address any regulatory concerns that the Spirit Board, the regulators, and the courts may have.

In addition:

•	Both transactions would create the number 5 airline carrier; a combined JetBlue and Spirit would have a 9% market share based on full year 2022 seats compared to 8% for a combined Frontier and Spirit;

•	JetBlue overlaps with Spirit only on 48 nonstop routes compared to Spirit and Frontier’s overlap on 76 nonstop routes[7]; and

•	JetBlue has also less overlap in flights, seats, and ASMs than Frontier in the metropolitan areas served by both.[8]

To be responsive, however, to the Spirit Board’s concerns regarding closing certainty, in addition to the superior cash price, our Proposed Merger Agreement includes regulatory commitments consistent with precedent airline transactions that are fundamentally more favorable for Sprit stockholders than those contained in the Frontier Agreement. Importantly, as more fully described in our Proposed Merger Agreement, JetBlue is prepared to agree to the following terms:

•

Regulatory Covenant: we are willing to commit to use our reasonable best efforts to obtain regulatory approval, with an express obligation to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on Spirit, with a limited carve-out to this divestiture obligation for actions that would represent a “Burdensome Condition” under JetBlue’s Northeast Alliance; and

•

Reverse Break-Up Fee: a $200 million reverse break-up fee, representing approximately ~$1.80 per Spirit share, that would become payable to Spirit in the unlikely event our transaction is not consummated for antitrust reasons. This amount represents approximately 8% of Spirit’s share price on February 4, 2022, before the announcement of the Frontier transaction, and approximately 45% of the original premium paid by Frontier.

Both these concessions are far superior compared to those contemplated by the Frontier Agreement, as:

•

Frontier is not required to undertake any divestitures to obtain the necessary regulatory approvals to close its transaction, despite having greater overlap with Spirit on non-stop routes than JetBlue does, among other regulatory hurdles; and

•	Frontier is not required to pay a reverse break-up fee if the transaction is not consummated for antitrust reasons.

In addition to these contractual commitments more favorable than those offered by Frontier, in order to address the concerns identified by your counsel, we will proactively offer to the DOJ a remedy package that contemplates the divestiture of all Spirit assets located in New York and Boston so, as a result of the transaction, we do not increase our presence in the airports covered by our Northeast Alliance, as well as gates and related assets at other airports, including Fort Lauderdale.

[7]	Based on Q1-Q3 2021 DOT data.
[8]	Based on full-year data for both 2019 and 2021 based on scheduled flights/seats/ASMs.

The absence both of meaningful remedial obligations and a reverse break-up fee in the Frontier Agreement mean that despite obvious hurdles for its own transaction, Frontier, at its own option, could simply decline to make any regulatory concessions and abandon the transaction at no cost (or compensation to Spirit or its stockholders). In stark contrast to the transaction with Frontier, our Proposed Merger Agreement offers Spirit and its stockholders a clear path to completion based on its merits, critical commitments to consummate our proposed transaction according to its terms, and in the unlikely event it is not, financial compensation for Spirit. We firmly believe that it is in the best interest of your stockholders for you to accept our Proposal, which has significantly greater odds of achieving regulatory clearance given the stronger regulatory commitment on our part compared to Frontier.

Updated Proposal Continues to Represent Superior Value for Spirit Stockholders

Let me also remind you of the superior value that our Proposal offers Spirit stockholders: $33 in cash per common share, which implies a total Equity Value for Spirit of $3.6 billion and an Enterprise Value of $7.3 billion.9 This represents:

•	a 52%[10] premium to Spirit’s closing share price as of February 4, 2022 (the last trading day prior to Spirit’s announcement of its proposed transaction with Frontier);

•	a 50%[11] premium to Spirit’s closing share price as of April 4, 2022 (the last trading day before our March Proposal being publicly disclosed); and

•	a 47%[12] premium to the implied value of the proposed transaction with Frontier on April 28, 2022.

Our Proposal clearly provides superior economic value to the transaction with Frontier, including value certainty and immediate liquidity for your stockholders given the all-cash consideration, and avoids the inherent uncertainty in the Frontier stock-for-stock transaction. The value of Frontier’s stock is subject to significant risks related to the realization of meaningful synergies, complex integration plans, retention of key employees, as well as an industry-wide challenging operating environment and market conditions. The market clearly appreciates these risks, with the value of the Frontier stock declining from $12.39 on February 4, 2022 to $10.62 on April 28, 2022 (a decrease of 14.3%, underperforming the airline index which increased by 4.8%13 over the same period).

The value of the Frontier transaction has declined from $25.83 to $22.44 over the same period, resulting in approximately $370 million of value erosion for the Spirit stockholders. Additionally, having had the opportunity to review the Spirit financial projections underpinning the transaction with Frontier, we believe those projections to be based on unrealistically optimistic assumptions, including, in particular, with respect to personnel attrition and wage inflation. The market more broadly shares our skepticism in the Spirit projections:

•	Frontier’s and Spirit’s management forecasts for their combined EBITDAR for 2022 and 2023 are higher than analysts’ consensus estimates by approximately 25%;

•

Since Spirit’s projections were made public in the joint proxy statement/registration statement for the transaction, no analyst increased its forecasts for EBITDAR and the Frontier stock price declined 3.5% on the day, demonstrating how investors are giving little credit to the companies’ forecasts; and

[9]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management; Adj. Net Debt: $3.7 bn, including operating leases; Adj. EBITDAR of $927mm for 2019A.
[10]	Represents premium over Spirit’s $21.73 closing share price on February 4, 2022.
[11]	Represents premium over Spirit’s $21.99 closing share price on April 4, 2022.
[12]	Represents premium over $22.44 implied value of Frontier transaction as of April 28, 2022.
[13]	Represents performance of US GLOBAL JETS INDEX between February 4 and April 28, 2022.

•	The average target price from analysts covering Frontier has declined by approximately 18% since the announcement of the transaction with Spirit.

The market has no confidence in those projections, gives little credit to future synergies, and significantly discounts the future value creation of the Frontier transaction. We firmly believe that Spirit stockholders would be in a far superior position receiving our riskless, substantial cash premium.

Compelling Strategic Rationale and Unique Opportunity for Spirit Team Members

Despite our questions regarding the projected financial information we have seen, we remain committed to the strong strategic rationale of combining our two businesses: enhanced scale, differentiated customer offering, route expansion, increased relevance of the network, creation of a new strategic hub in Fort Lauderdale and more financial flexibility will allow the combined company to compete with “Big Four” carriers more effectively.

Additionally, the transaction will better position the combined company to tackle the challenges specific to the current environment, such as aircraft and pilot shortages, and elevated cost inflation, which can be mitigated with increased scale. A larger and more flexible network will also enable more reliable and less volatile operations.

We also look forward to onboarding the Spirit Team Members. We expect they will be instrumental in executing the integration following the transaction. A combined JetBlue / Spirit will deploy best practices across the enlarged business, and we would look to select the best-in-class team.

Summary and Next Steps

Our Proposal represents a compelling opportunity for your stockholders to receive a significant premium in cash, with greater value and certainty than the proposed transaction with Frontier. The additional terms of our Proposal, as reflected herein and in the Proposed Merger Agreement, further widen the gap and unequivocally provide superior value and certainty to Spirit stockholders, making our Proposal definitively a Superior Proposal. We strongly believe that accepting our Proposal is in the best interests of your stockholders, and we urge you to consider it in order for them to realize the substantial benefits of our transaction. Any further delay in allowing us access to the limited information we need to complete our diligence will deprive your stockholders of the opportunity to benefit from a transaction that is clearly superior to your current transaction.

We are willing to move swiftly to finalize our proposed transaction and we hope that we can continue to work together to achieve the optimal outcome for your stockholders, customers and Team Members. We expect that the finalization of definitive documentation and confirmatory due diligence, alongside obtaining committed financing, will be completed expeditiously through access to the limited information we originally requested, which we have attached to this letter. We and our advisors remain ready and available to discuss and promptly finalize the terms of our clearly superior proposal.

Given the opportunity to benefit from the significant cash premium and immediate liquidity, we are confident that the Spirit stockholders will embrace our Proposal, as evidenced by the Spirit stock price reaction upon the disclosure of our Proposal on April 5. While we would unquestionably prefer to negotiate a transaction with you, if you continue to refuse to constructively engage with us so that we can deliver this value to your stockholders, we are actively considering all other options available to us.

Other

All information contained herein or related to the contents of this letter, including the terms of our Proposal, are subject to the terms of the Confidentiality Agreement, dated as of April 8, 2022, by and between Spirit and JetBlue. This letter is not intended to be and is not a binding contract between us or an offer by us capable of acceptance, and there will be no legally binding contract or agreement between JetBlue and Spirit regarding a transaction unless and until a definitive agreement is executed and delivered.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

Later the same day, representatives of Morgan Stanley and Barclays and representatives of Goldman Sachs held a conference call to discuss the Enhanced Proposal and the Spirit Regulatory Demands. During this call, representatives of Morgan Stanley and Barclays maintained that the JetBlue Enhanced Proposal did not meet the Spirit Regulatory Demands but did not object to the characterization by representatives of Goldman Sachs that the Enhanced Proposal was financially superior to the transaction with Frontier.

There was no contact between the two companies after the call among representatives of Goldman Sachs, Morgan Stanley and Barclays. In light of the previous lack of constructive engagement, the nature of the unprecedented demands from the Spirit Board, and the lack of outreach following submission of the Enhanced Proposal, in order to ensure that Spirit’s stockholders were aware of the terms of JetBlue’s superior proposal, which offered both greater and more certain value and a stronger commitment to obtain the required regulatory approvals than the Proposed Frontier Transaction, JetBlue issued a press release on the morning of May 2, 2022 announcing JetBlue had submitted the Enhanced Proposal to the Spirit Board.

Also, on the morning of May 2, 2022, Mr. Christie called Mr. Hayes to inform him that the Spirit Board had determined that the JetBlue Proposal did not constitute a Superior Proposal. Later that morning, Spirit issued a press release announcing that the Spirit Board had determined that JetBlue Proposal did not constitute a Superior Proposal.

On May 16, 2022, JetBlue issued a press release announcing that it was commencing the Offer. Shortly thereafter, JetBlue filed with the SEC a Schedule TO containing this Offer to Purchase, the Letter of Transmittal and related documents, and JetBlue expects to file on May 16, 2022 the required notification and report form under the HSR Act to begin antitrust review of the proposed combination with Spirit.

Also on May 16, 2022, JetBlue filed a preliminary proxy statement on Schedule 14A with the SEC to be used to solicit proxies in opposition to the Frontier Merger Proposal and other related proposals at the Special Meeting.

Confidentiality Agreement

On April 8, 2022, JetBlue and Spirit entered into a letter agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, JetBlue and Spirit agreed that, subject to certain exceptions, neither of the parties nor their representatives would, for a one-year period from the date of the Confidentiality Agreement, disclose any of the other party’s Evaluation Material (as defined in the Confidentiality Agreement) or use any of the other party’s Evaluation Material except for the purpose of evaluating, negotiating or consummating a possible transaction between the parties.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d) of the Schedule TO and is incorporated herein by reference.

Other Transactions with Spirit

Except as described elsewhere herein, there is no present or proposed material agreement, arrangement, understanding or relationship between JetBlue, the Purchaser, or any of their executive officers, directors, controlling persons or subsidiaries, on the one hand, and Spirit or any of its executive officers, directors, controlling persons or subsidiaries, on the other hand.

12.	Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger.

Purpose of the Offer and the Potential Merger; Plans for Spirit

The purpose of the Offer is for JetBlue, through the Purchaser, to acquire control of, and ultimately the entire equity interest in, Spirit. The Offer, as the first step in the acquisition of Spirit, is intended to facilitate the acquisition of all Shares. The purpose of the Potential Merger is to acquire all of the Shares not tendered and purchased pursuant to the Offer. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Potential Merger may be effected promptly following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the Spirit stockholders. See “— Statutory Requirements; Approval of the Potential Merger” below.

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our initial proposal to acquire all of the outstanding Shares for $33.00 per Share in cash, first made on March 29, 2022. Given this lack of engagement by the Spirit Board to date, our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price that we had offered to the Spirit Board on March 29, 2022. However, we believe the Offer is clearly superior to the Proposed Frontier Transaction. Although, under the terms of the Frontier Merger Agreement the Spirit Board is permitted to engage in discussions with us since they determined our proposal could reasonably be expected to result in a Superior Proposal (as defined in the Frontier Merger Agreement), the Spirit Board has refused to meaningfully engage with JetBlue with respect to a negotiated transaction. Because we believe our proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Spirit and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by us and Spirit and specified in such merger agreement.

In connection with the Offer, we have reviewed, and will continue to review, various possible business strategies that we might consider in the event that we acquire control of Spirit. In addition, if and to the extent that we acquire control of Spirit or otherwise obtain access to the books and records of Spirit, we intend to conduct a detailed review, subject to applicable law, of Spirit and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist.

Except as described above or elsewhere in this Offer to Purchase (including the Potential Merger), the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Spirit or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the number or the term of the directors of or the filling of any existing vacancies on the Spirit Board, any change in the material terms of the employment contracts of the executive officers, any material change in Spirit’s indebtedness, capitalization or dividend rate or policy or any other material change in Spirit’s corporate structure or business.

Statutory Requirements; Approval of the Potential Merger.

Section 251(h) of the DGCL provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: (i) the merger agreement must expressly permit or require that the merger will be effected pursuant to Section 251(h); (ii) the purchaser must tender for all of the outstanding shares; (iii) following the consummation of the tender, the purchaser must own the requisite number of shares to approve a merger if a meeting of stockholders had to be called; (iv) the purchaser must merge with and into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are the subject of the Offer and not irrevocably accepted for payment in the Offer must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. The Merger Agreement Condition requires that any definitive merger agreement executed in respect of the Potential Merger expressly state that the Potential Merger is governed by Section 251(h). The Purchaser intends to effect the Potential Merger without prior notice to, or any action by, any stockholder of Spirit promptly following the consummation of the Offer.

If the Section 203 Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 of the DGCL could delay our ability to acquire the entire equity interest in Spirit. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation for a period of three years following the time at which such stockholder became an interested stockholder unless: (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation); or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder.

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to complete the Potential Merger or another business combination with Spirit as described above. However, if we purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from completing the Potential Merger or another business combination with Spirit for any period of time without complying with Section 203, we may: (i) determine not to seek to complete the Potential Merger or another business combination; (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer; or (iii) seek to effect one or more alternative transactions with or by Spirit. We have not determined whether we would take any of the actions described above under such circumstances.

The exact timing and details of any merger or other business combination involving Spirit will necessarily depend upon a variety of factors, including whether the Frontier Merger Agreement will be terminated in accordance with its terms, if and when Spirit enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdiction applicable to the purchase of Shares pursuant to the Offer or a subsequent business combination expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or such business combination on antitrust grounds or otherwise, as described herein. Although we currently intend to complete the Potential Merger, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions that Spirit may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of Spirit or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned, or may be proposed on different terms. We reserve the right not to complete a merger or other business combination with Spirit or to propose such a transaction on terms other than those described above. Specifically, we reserve the right to (i) propose consideration in a merger or other business combination consisting of securities or a combination of cash and securities and (ii) propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13.	Dividends and Distributions.

If, on or after the date of this Offer to Purchase, Spirit: (i) splits, combines or otherwise changes the Shares or its capitalization; (ii) acquires Shares or otherwise causes a reduction in the number of Shares; (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing; or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer — Section 14 — Conditions of the Offer,” we may make such adjustments in the Offer Price and other terms of the Offer and the Potential Merger as we deem appropriate to reflect such split, distribution, combination or other change, including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, Spirit declares or pays any cash dividend on the Shares or other distribution on the Shares, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Spirit’s stock transfer records, then, subject to the provisions of  “The Offer — Section 14 — Conditions of the Offer,” (i) the Offer Price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will: (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer; or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

In the event that we make any change in the Offer Price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform Spirit’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if: (a) before the Expiration Date, the Minimum Tender Condition, the Termination Condition, the Vote Condition, the Merger Agreement Condition, the HSR Condition, the FAA/DOT/FCC Condition, the No Impairment Condition, or the Section 203 Condition shall not have been satisfied; (b) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by this Offer to Purchase shall have not been obtained; or (c) at any time prior to the expiration of the Offer, any of the following conditions shall have occurred or exist:

(i)

there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, whether domestic, state, federal, foreign or supranational, before any court or governmental authority or agency, whether domestic, state, federal, foreign or supranational: (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our affiliates or the completion by us or any of our affiliates of the Potential Merger or any other business combination involving Spirit; (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer, the Potential Merger or any other business combination involving Spirit; (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our affiliates of all or any portion of our business or assets or those of Spirit or any of its subsidiaries or affiliates or to compel us or any of our affiliates to dispose of or hold separate all or any portion of our business or assets or those of Spirit or any of its subsidiaries or affiliates or seeking to impose any limitation on our or any of our affiliates’ ability to conduct such businesses or own such assets; (d) seeking to impose or confirm limitations on our ability or that of any of our affiliates effectively to acquire, retain and exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by us or any of our affiliates on all matters properly presented to Spirit’s stockholders; (e) seeking to require divestiture or sale by us or any of our affiliates of any Shares; (f) seeking relief that if granted will result in a material diminution in the benefits expected, in our reasonable judgment, to be derived by us or any of our affiliates as a result of the transactions contemplated by the Offer, the Potential Merger or any other business combination involving Spirit; or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value of the Shares to us or any of our affiliates;

(ii)

any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to us or any of our affiliates, the Offer, the acceptance for payment of or payment for Shares, or the Potential Merger or any other business combination involving Spirit, by any court, government or governmental authority or agency, whether domestic, state, federal, foreign or supranational (other than the application of mandatory waiting period provisions under the HSR Act or any applicable foreign antitrust, competition or merger control law to the Offer, the Potential Merger or any other business combination involving Spirit) that, in our reasonable judgment, does or might, directly or indirectly, result in any of the outcomes or consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii)

since January 1, 2021, there has occurred, is occurring or is threatened to occur any change, event, circumstance, development, condition, occurrence or effect that, in our reasonable judgment, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined below);

(iv)

there occurs: (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on May 13, 2022; (c) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Spirit and its subsidiaries, taken as a whole, or JetBlue and its subsidiaries, taken as a whole; (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United

States, Europe, Germany or other jurisdictions in which we or Spirit have substantial businesses; (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets); (f) the commencement (or material worsening after the date of the Offer) of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe; (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing; or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(v)

(a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Spirit or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Spirit (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Spirit (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase; (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Spirit (including the Shares), through the acquisition of stock, the formation of a group or otherwise, constituting one percent or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Spirit (including the Shares) constituting one percent or more of any such class or series; (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Spirit, other than by Frontier pursuant to the Frontier Merger Agreement; or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Spirit or any assets or securities of Spirit, other than by Frontier pursuant to the Frontier Merger Agreement;

(vi)

Spirit or any of its subsidiaries has: (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization; (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, Shares or other securities; (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect on the date of commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Spirit; (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Spirit, including without limitation any distribution of shares of any class or any other securities or warrants or rights; (f) altered or proposed to alter any material term of any outstanding security or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business; (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Spirit or any of its subsidiaries or any comparable event not in the ordinary course of business (other than the Frontier Merger Agreement); (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value of the Shares to us or any of our affiliates (other than the Frontier Merger Agreement); (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than as publicly disclosed prior to the date of this Offer to Purchase, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our completion of the Potential Merger or any other business combination involving Spirit (including, in each case, in combination with any other event such as termination of employment or service); (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Spirit or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced; (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business; or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that Spirit or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(vii)

(a) any material contractual right of Spirit or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Spirit or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by us or any of our affiliates of the Potential Merger or any other business combination involving Spirit; or (b) any covenant, term or condition in any instrument or agreement of Spirit or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value of the Shares to us or any of our affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our completion of the Potential Merger or any other similar business combination involving Spirit);

(viii)	we or any of our affiliates and Spirit reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix)

Spirit or any of its subsidiaries shall have: (a) granted to any person proposing a merger or other business combination with or involving Spirit or any of its subsidiaries or the purchase of securities or assets of Spirit or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Spirit or any of its subsidiaries); or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase, in each case other than pursuant to the Proposed Frontier Transaction; or

(x)

any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer —

Section 15 — Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms reasonably satisfactory to JetBlue and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

“Spirit Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that: (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Spirit and its subsidiaries, taken as a whole; or (b) prevents, or materially delays, the ability of Spirit to consummate the Offer; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Spirit Material Adverse Effect: (i) any development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world in which Spirit conducts business or any industry-wide development generally affecting airline companies; (ii) any change in generally accepted accounting principles as applied in the United States, or any change in applicable laws applicable to the operation of the business of Spirit; (iii) any change resulting from the announcement or pendency of the Offer; (iv) acts of war, outbreak or escalation after the date of this Offer to Purchase of hostilities, terrorism or sabotage, or other changes in geopolitical conditions, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, COVID-19 and impact of COVID-19 on Spirit) and other similar events in the United States or any other country or region in the world in which Spirit conducts business; (v) any failure by Spirit to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Spirit’s revenue, earnings or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, a Spirit Material Adverse Effect); (vi) the taking of any action expressly contemplated by the Offer or at our request; or (vii) any change in the market price or trading volume, or the downgrade in rating, of Spirit’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, a Spirit Material Adverse Effect); provided further that the effects or changes set forth in the foregoing clauses (i), (ii) and (iv) shall be taken into account in determining whether there has occurred a Spirit Material Adverse Effect only to the extent such developments have, individually or in the aggregate, a disproportionate impact on Spirit relative to other companies in the airline industry, in which case only the incremental disproportionate impact may be taken into account.

The foregoing conditions are for the sole benefit of JetBlue, the Purchaser and their affiliates and may be asserted by us regardless of the circumstances giving rise to any such conditions or, to the extent permitted by applicable law, may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. A public announcement shall be made of a material change in, or waiver of, the foregoing conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

The consummation of the Offer is not subject to any financing condition.

15.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

General

Based on our examination of publicly available information filed by Spirit with the SEC and other publicly available information concerning Spirit, we are not aware of any governmental license or regulatory permit that appears to be material to Spirit’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer, or except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, but we are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Spirit’s business or certain parts of Spirit’s business might not have to be disposed of, any one of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 14 — Conditions of the Offer.”

Delaware Business Combination Statute

Spirit is subject to the provisions of Section 203 of DGCL, which imposes certain restrictions on business combinations involving Spirit. For a discussion of the provisions of Section 203 of DGCL, see “The Offer — Section 12 — Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger.”

Other State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Spirit, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer, the Potential Merger or any other business combination between us or any of our affiliates and Spirit, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer, the Potential Merger or any other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside

Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer, the Potential Merger or any other business combination between us or any of our affiliates and Spirit, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer, the Potential Merger or any other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer, the Potential Merger or any other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing, consummating or completing the Offer, the Potential Merger or any other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 14 — Conditions of the Offer.”

Antitrust Matters

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United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we may not consummate the Offer until we have filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC and the waiting period has expired. Unless otherwise extended, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. We expect to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about May 16, 2022. If filed on that date, the waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on May 31, 2022. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten days after our substantial compliance with such request, though it is customary to reach a timing agreement with the Antitrust Division or the FTC to not consummate the Offer for a further period of time after substantial compliance. Thereafter, absent a court order, under U.S. antitrust laws, we can consummate our acquisition of Shares pursuant to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or completion of the Potential Merger or seeking divestiture of the Shares acquired in connection with the Offer or divestiture of substantial assets owned by us or Spirit. Private parties and individual state attorneys general may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer — Section 14 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Potential Merger as a result of which any of the conditions described in “The Offer — Section 14 — Conditions of the Offer” would not be satisfied.

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Competition Laws of Other Jurisdictions. Based upon our review of publicly available information concerning Spirit, there are other jurisdictions outside the United States in which Spirit and JetBlue and their respective subsidiaries conduct business. The antitrust, competition or merger control laws of certain of these jurisdictions may require the submission of a merger control notification with, and the obtaining of the pre-merger approval of, antitrust or competition authorities therein, or the submission of a merger control notification may be advisable in certain of these jurisdictions. After commencement of the Offer, we will seek further information regarding the applicability of the antitrust, competition or merger control laws of any such jurisdictions and currently intend to take such action as they may require or as may be advisable, but no assurance can be given that such approvals will be obtained. Transactions such as our acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust and competition authorities. Therefore, there can be no assurance that a challenge to the Offer on foreign antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer — Section 14 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if any foreign antitrust or competition authority has commenced or threatens to commence an action or proceeding against the Offer or Potential Merger as a result of which any of the conditions described in “The Offer — Section 14 — Conditions of the Offer” would not be satisfied.

Other Regulatory Approvals

In addition to what is otherwise discussed in this Offer to Purchase, in connection with the acquisition of Shares pursuant to the Offer or the Potential Merger, we must file notices with, and obtain any approval and authorizations required to be obtained from, the FAA, the DOT and the FCC, as well as other approvals and authorizations to be obtained. If any action is taken before consummation of the Offer by any such government or governmental authority, or if any required approvals, waivers or consents are not obtained, or obtained subject to condition, as a result of which any of the conditions described in “The Offer — Section 14 — Conditions of the Offer” would not be satisfied, we will not be obligated to accept for payment or pay for any tendered Shares pursuant to the Offer. See “Section 14 — Conditions to the Offer.”

Appraisal Rights

Stockholders do not have appraisal rights in connection with the Offer. However, if the Potential Merger is completed, stockholders of Spirit who do not tender their Shares in the Offer continue to hold Shares at the time of completion of the Potential Merger, neither vote in favor of the Potential Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Potential Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Potential Merger. A stockholder may withdraw a demand for appraisal by delivering to us a written withdrawal of the demand for appraisal and acceptance of the Potential Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in any proxy statement or information statement for the Potential Merger (unless the Potential Merger is effected as a second-step merger pursuant to Section 251(h) of the DGCL or a short-form merger pursuant to Section 253 of the DGCL, in which case they will be set forth in the notice of merger). We recommend that any Spirit stockholders wishing to pursue appraisal rights with respect to the Potential Merger consult their legal advisors.

“Going Private” Transactions

Any Potential Merger would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Spirit and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction

16.	Legal Proceedings.

We are not aware of any legal proceedings relating to the Offer.

17.	Fees and Expenses.

We have retained Innisfree M&A Incorporated to act as our Information Agent for the Offer and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. Each of the Information Agent and the Depositary will receive customary compensation for their respective services, reimbursement for certain reasonable expenses, and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by mail, personal interviews, electronic mail, telephone, telefax and other methods of electronic communication, and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good-faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of JetBlue or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9 — Certain Information Concerning JetBlue and Purchaser” of this Offer to Purchase.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies for any meeting of stockholders of Spirit, including our solicitation of proxies to be used at the Special Meeting in connection with Spirit’s proposed merger with Frontier and any other matter to be considered at the Special Meeting. Any such solicitation has been or will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Unless your Shares are accepted for payment pursuant to the terms and conditions of the Offer prior to the Special Meeting, tendering your Shares pursuant to the Offer will not grant us your proxy with respect to the Special Meeting and is not the same as a vote against the matters to be voted upon at the Special Meeting. For more information on our proxy solicitation with respect to the Special Meeting, please read the JetBlue Definitive Proxy Statement we will file with the SEC and mail to the Spirit stockholders in opposition to the Proposed Frontier Transaction and other related documents we file with the SEC.

SUNDOWN ACQUISITION CORP.

May 16, 2022

SCHEDULE I: DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Purchaser. The business address and phone numbers of each director and executive officer listed below is in care of JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, New York 11101 and (718) 286-7900, respectively.

None of the directors and executive officers of the Purchaser listed below has, during the past five years: (i) been convicted in a criminal proceeding; or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Each person listed below is a citizen of the United States.

Name and Current Position	Current Principal Occupation or Employment and Five-Year Employment History

Directors:

Robin Hayes Member of the board of directors

2015 to Present – Director, JetBlue.

2015 to 2018 – President and Chief Executive Officer of JetBlue.

2018 to Present – Chief Executive Officer of JetBlue.

2020 to Present – Board Chair of the IATA Board of Governors.

2020 to Present – Director, KeyCorp.

Ursula Hurley Member of the board of directors	2017 to 2021 – Head of Treasury and Investor Relations of JetBlue. 2021 to Present – Chief Financial Officer of JetBlue.

Brandon Nelson Member of the board of directors	2017 to 2018 – Vice President, Associate General Counsel of JetBlue. 2018 to Present – General Counsel and Corporate Secretary of JetBlue.

Executive Officers:

Robin Hayes* President & Chief Executive Officer	See information above.

Ursula Hurley* Chief Financial Officer & Treasurer	See information above.

Brandon Nelson* Secretary	See information above.

*	Serves as both an executive officer and director of the Purchaser.

SCHEDULE II: DIRECTORS AND EXECUTIVE OFFICERS OF JETBLUE

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of JetBlue. The business address and phone numbers of each director and executive officer listed below is in care of JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, New York 11101 and (718) 286-7900, respectively.

None of the directors and executive officers of JetBlue listed below has, during the past five years: (i) been convicted in a criminal proceeding; or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Unless otherwise indicated, each person listed below is a citizen of the United States.

Name and Current Position	Current Principal Occupation or Employment and Five-Year Employment History

Directors:

B. Ben Baldanza Member of the board of directors

2015 to Present – Owner and Chief Executive Officer of Diemacher, LLC.

2016 to Present – Adjunct Professor of Economics at George Mason University.

2017 to Present – Director, Aurora Parts and Service.

2018 to Present – Director, JetBlue.

2018 to Present – Director, Go First Airlines.

2020 to Present – Director, Six Flags Entertainment Corporation.

2021 to Present – Chief Executive Officer of Semper Paratus Acquisition Corporation.

2021 to Present – Director, Anser Advisory.

2022 to Present – Director, Aerial Vantage.

Peter Boneparth Chairman of the board of directors	2008 to Present – Director, JetBlue. 2008 to Present – Director, Kohl’s Corporation. 2018 to 2021 – Senior advisor to a division of The Blackstone Group.

Monte Ford Member of the board of directors

2013 to Present – Director, Akamai Technologies, Inc.

2015 to Present – Principal Partner at Chief Information Officer Strategy Exchange.

2015 to 2021 – Director, Michael’s Stores.

2018 to Present – Director, Iron Mountain Inc.

2021 to Present – Director, JetBlue.

Robin Hayes Member of the board of directors

2015 to Present – Director, JetBlue.

2015 to 2018 – President and Chief Executive Officer of JetBlue.

2018 to Present – Chief Executive Officer of JetBlue.

2020 to Present – Board Chair of the IATA Board of Governors.

2020 to Present – Director, KeyCorp.

Ellen Jewett Member of the board of directors

2011 to Present – Director, JetBlue.

2015 to Present – Managing Partner of Canoe Point Capital, LLC.

2017 to Present – Director, Foundation Credit Opportunities (FCO) U.S. and Offshore Feeder Funds.

2018 to Present – Director, Booz Allen Hamilton Holding Corporation.

Name and Current Position	Current Principal Occupation or Employment and Five-Year Employment History
Robert Leduc Member of the board of directors	2016 to 2020 – President of Pratt & Whitney. 2020 to Present – Director, JetBlue. 2020 to Present – Director of Howmet Aerospace. 2020 to Present – Director, AAR Corp.

Teri McClure Member of the board of directors

2013 to Present – Director, Lennar Corp.

2016 to 2019 – Chief Human Resources Officer and Senior Vice President of Labor at United Parcel Service.

2019 to Present – Director, JetBlue.

2019 to Present – Director, GMS, Inc.

2020 to Present – Director, Fluor Corporation.

2022 to Present – Director, Accelya.

Sarah Robb O’Hagan Member of the board of directors	2016 to 2018 – Chief Executive Officer of Flywheel Sports. 2016 to Present – Director, Strava. 2018 to Present – Director, JetBlue. 2020 to Present – Chief Executive Officer of EXOS.

Vivek Sharma Member of the board of directors

2013 to 2019 – Senior Vice President of eCommerce and Digital Guest Experience at The Walt Disney Company.

2016 to Present – Adjunct Professor of Data Science, University of Southern California’s Marshall School of Business.

2017 to 2020 – Director, WASH Multifamily Laundry Systems.

2019 to Present – Chief Executive Officer of InStride.

2019 to Present – Director, JetBlue.

Thomas Winkelmann Member of the board of directors	2013 to Present – Director, JetBlue. 2017 to 2018 – Chief Executive Officer of airberlin. 2018 to Present – Executive Chair, Zeitfracht Group.

Executive Officers:

Dave Clark Head of Revenue and Planning	2017 to 2021 – Vice President, Sales & Revenue Management at JetBlue. 2017 to Present – Director, Airlines Reporting Corporation. 2022 to Present – Head of Revenue and Planning at JetBlue.

Carol Clements Chief Digital and Technology Officer	2014 to 2018 – Chief Information Officer of Pizza Hut. 2018 to 2021 – Chief Technology Officer of Pizza Hut. 2021 to Present – Chief Digital and Technology Officer of JetBlue.

Joanna Geraghty President and Chief Operating Officer	2014 to 2018 – Executive Vice President, Customer Experience at JetBlue. 2018 to Present – President and Chief Operating Officer of JetBlue. 2022 to Present – Director, L3Harris Technologies.

Robin Hayes* Chief Executive Officer	See information above.

Ursula Hurley Chief Financial Officer	2017 to 2021 – Head of Treasury and Investor Relations at JetBlue. 2021 to Present – Chief Financial Officer of JetBlue.

Brandon Nelson General Counsel and Corporate Secretary	2009 to 2018 – Vice President, Associate General Counsel at JetBlue. 2018 to Present – General Counsel and Corporate Secretary of JetBlue.

Name and Current Position	Current Principal Occupation or Employment and Five-Year Employment History
Laurie Villa Chief People Officer	2013 to Present – Advisory Board Member, Primate Technologies, Inc. 2014 to 2021 – Senior Vice President & Chief Human Resources Officer of Spirit. 2021 to Present – Chief People Officer at JetBlue.

*	Serves as both an executive officer and director of JetBlue.

The Letter of Transmittal and certificates representing Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

If delivering by First Class, Registered or Certified Mail:	If delivering by Express or Overnight Delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers set forth below. Requests for copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 800-5190

Banks and Brokers May Call Collect: (212) 750-5833